QUICK LAW GROUP PC

900 WEST PEARL STREET

SUITE 300

BOULDER, CO 80302

Phone: 720.259.3393

Facsimile: 303.845.7315

VIA EDGAR

March 26, 2013

Michael R. Clampitt, Esq.

David Lin, Esq.

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

ML Capital Group, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed March 26, 2013

File No. 333-184636

Dear Messrs. Clampitt and Lin,

Thank you for your comment letter of March 25, 2013 regarding the Registration Statement on Form S-1 of ML Capital Group, Inc. (the “Company”).  Based on your comments, the Company has filed Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”).  Please see the Company’s responses below as they relate to the comment letter.

Table of Contents, page 5

1.

Revise to move the “Financial Statements” to before Part II disclosures as they must be part of the Prospectus.

Response: The Amendment has been revised accordingly.

Plan of Distribution, page 29

2.

Revise to disclose that if the shares are offered by any pledgee, assignee, transferee or other successor in interest, the Prospectus will be amended to disclose the name(s) of such persons.

Response: The Amendment has been revised accordingly.

Securities and Exchange Commission

March 26, 2013

Report of Independent Registered Public Accounting Firms

3.

It appears from your audit opinion that the principal auditor – D. Brooks and Associates CPA’s, P.A. – decided not to assume responsibility for the work of the predecessor auditor – Salberg & Company, P.A. – insofar as that work relates to the principal auditor’s expression of an opinion on the financial statements taken as a whole.  Therefore, your principal auditor should amend his audit report to make reference to the audit of the predecessor auditor; his report should indicate clearly, in both the introductory, scope and opinion paragraphs, the division of responsibility as between that portion of the financial statements covered by his own audit and that covered by the audit of the predecessor auditor.  Alternatively, the current auditor can choose to take full responsibility for the cumulative period presented on the face of the financials and not have a division of the responsibility in the opinion.  Refer to AU 543.

Response: The Company’s independent auditor has added reference to the predecessor’s audit report in the introductory paragraph of its audit opinion.  However, the Company’s independent auditor does not believe that AU 543 applies to this audit since it did not use another auditor to perform any portion of its audit. Rather, AU 503, (paragraphs .65 - .75) would apply since the predecessor has reissued its opinion on 2011 and our current independent auditor has issued a separate opinion on 2012.  Lastly, .74 of AU 503 states that the additional language in the introductory paragraph is required when the predecessor auditor’s report is not presented.  The Company has included the predecessor auditor’s opinion in our financial statements.

Exhibits

4.

We note that Exhibit 10.2, Termination of Employment Agreement by and between ML Capital Group, Inc. and Mark Songer, has not been filed on EDGAR as indicated in the exhibit table.  Please file this exhibit or advise.

Response: Exhibit 10.2 has been filed as an exhibit to the Amendment.

The Company and the undersigned strive to provide the best possible disclosure to the investing public. We hope the above responses and the revised disclosure in the Amendment have addressed appropriately all of the Staff’s comments.  Should you require any further information or have any questions, please feel free to call the undersigned, Jeffrey M. Quick, at (720) 259-3393.

Sincerely,

/s/ Jeffrey M. Quick

Quick Law Group PC